SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Release  |  Lisbon  |  27 June 2012

Shareholder remuneration policy for 2012-2014 and extension of refinancing until the end of 2015

Portugal Telecom, SGPS SA (“PT”) announces that, in light of current macroeconomic environment and financial market conditions, its Board of Directors has decided to adopt a more prudent financial strategy to enhance the Company’s financial flexibility through increased debt reduction and extension of debt maturities.

PT announces that the Board of Directors approved, for fiscal years 2012 to 2014, a shareholder remuneration policy comprising of an annual cash dividend of Euro 0.325 per share and a share buy-back programme of Euro 200 million for the three-year period, equivalent to an additional Euro 0.225 per each outstanding share.

The Board of Directors also approved the launch of a Public Bond Subscription Offering in the Portuguese market for the general public, denominated “PT Fixed Rate Bonds 2012/2016”. The bonds have four-year term and receive a fixed interest rate of 6.25% (Gross Nominal Annual Rate) per year, to be paid semiannually. The offer size is Euro 250 million, which can be increased by the issuer during the offering period

The Board of Directors remains confident about PT´s cash flow generation but a more prudent financial strategy substantially reduces financial risks. The Company is now refinanced until the end of 2015, shall be reducing leverage and shall have more flexibility to continue to invest in the development of its business.

As a result of these measures, PT has maintained its commitment to preserving an attractive shareholder remuneration policy combined with a more prudent deleveraging and debt maturity profile.

Disclaimer

The cash dividend and share buyback proposal is subject to market conditions, PT’s financial condition, legal limits regarding the distribution of assets to shareholders, including the necessary shareholder approvals, as applicable, and other factors considered relevant by the Board at the time. Therefore, the necessary authorisations and social deliberations will be proposed in due time as these conditions are verified. The share buyback shall be executed according to the terms and conditions for the acquisition of treasury shares approved at the last Annual General Shareholder´s Meeting.

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical facts, and reflect goals of the company’s management.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements.

Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Legal information for non-residents

This press release does not constitute an offer of, or an invitation to sell, purchase or subscribe for any securities, in particular, to any person to whom it is unlawful to do so or in any jurisdiction where it is unlawful to make such an offer, sale and/or distribution, including, without limitation, the United States, European Economic Area or Japan.

In particular, the securities “PT 2012/2016” described on this press release have not been and will not be registered under the U.S. Securities Act of 1933 or any other applicable United States securities laws and may not be directly or indirectly offered or sold in the United States or any of its territories and possessions or areas subject to its jurisdiction or to or for the benefit of a “U.S. Person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act of 1933.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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